Exhibit 99.1

Eagle Ford Focused Growth August 2016 1 www.sundanceenergy.net

Disclaimers This presentation has been prepared by Sundance Energy Australia Limited (ABN 76 112 202 883). Summary information This presentation contains summary information about Sundance and its activities current as at 8 August 2016 ("Information"). The Information in this presentation is subject to change without notice and does not purport to be complete or comprehensive. It does not purport to summarise all information that an investor should consider when making an investment decision. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them. Sundance reserves the right to vary the timetable included in this presentation. Financial data All share price information is in Australian dollars (A$) and all other dollar values are in United States dollars (US$) unless stated otherwise. Sundance’s results are reported under Australian International Financial Reporting Standards. Forward Looking Statements This presentation includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, "forecast", “will”, “should”, "could", “seek” and other similar words or expressions. The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and change without notice, as are statements about market and industry trend, which are based on interpretations of current market conditions. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, investors should not place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates, advisors or other persons acting on its behalf. Although every effort has been made to ensure this presentation sets forth a fair and accurate view, Sundance and its directors, officers, employees, advisers, agents and intermediaries disclaim any obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Past performance information given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Investors should note that past performance, including past share price performance, of Sundance cannot be relied upon as an indicator of (and provides no guidance as to) future Sundance performance including future share price performance. The Information has been obtained from or based on sources believed by Sundance to be reliable. To the maximum extent permitted by law, Sundance, its officers, employees, agents and advisors do not make any representation or warranty (express or implied) as to the fairness, accuracy, completeness, reliability or correctness of the Information, opinions and conclusions, or as to the reasonableness of any assumption contained in this document. By receiving this document and to the extent permitted by law, you release Sundance and its officers, employees, agents, advisors and associates from any liability (including, without limitation, in respect of direct, indirect or consequential loss or damage or loss or damage arising by negligence) arising as a result of the reliance by you or any other person on anything contained in or omitted from this document. Reserves This presentation contains information on Sundance Energy’s reserves and resources that has been reviewed by Sarah Fenton, Professional Engineer, who is licensed in Colorado, USA and is qualified in accordance with ASX Listing Rule 5.11. Ms. Fenton, Director of Reservoir Engineering, has consented to the inclusion of this information in the form and context in which it appears. Not an offer This presentation is for general information purposes and does not constitute an offer, invitation, solicitation or recommendation in relation to the subscription, purchase or sale of securities in any jurisdiction. 2

1) Executive summary 2) Asset overview 3) Financial overview 4) Appendix 3

Executive summary

Company Overview

SUNDANCE energy

Ticker	SEA (ASX Listed)
Share count	1,180 million
Market capitalization	US$130 million
Enterprise value	US$283 million
Proved reserves	29.3 mmboe[1]
Pre-tax 1P PV-10	US$267.9 million[1,2]
2016E daily production	7,000-7,500 boed
Q416E exit rate production	9,500-10,500 boed



Greater Anadarko Mississippian / Woodford

Net acres:	~18,500
1P reserves:	1.8 mmboe[1]
2015 production:	1,100 boed
2016E production:	700 to 800 boed
Locations:	360 gross & 126 net
% operated:	68%
% WI:	34.9%
Counties:	Logan, Noble and Garfield

South Texas Eagle Ford

Net acres:	~45,000
1P reserves:	27.4 mmboe[1]
2015 production:	6,814 boed
2016E production:	6,300 to 6,700 boed
Locations:	400 gross & 323 net
% operated:	99.4%
% WI:	80.8%
Counties:	McMullen, Dimmit, Atascosa Live Oak, and Maverick

Superior Performance through Commodity Cycles

Note: Based on Company filings and press releases. Market cap and enterprise value shown as of 8 August 2016, based on 31 July 2016 debt of $192mm and 30 June 2016 pro forma cash including net proceeds from second tranche of equity raise less consideration paid for Eagle Ford acquisition, which closed in July 2016

(1) Reserve report based on Ryder Scott valuation (dated as of 1 January 2016), plus Eagle Ford acquisition completed on 29 July 2016

(2) Includes mark-to-market PV-10 hedge value of $11.3mm as of 31 December 2015

SUNDANCE energy

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Executive summary

Key investment highlights

High quality, producing Eagle Ford asset base	▪ Premier position encompassing ~45,000 net acres in the Eagle Ford ▪ Substantial development inventory with 400 gross (323 net) total undrilled Eagle Ford locations ▪ Top tier 180 day IPs in McMullen County Eagle Ford play
Growing production, cash flows and reserves	▪ Completing 20 gross (12 net) wells in 2H 2016 ▪ Re-fracing 5 gross (4.7 net) wells in 2H 2016 under strategic alliance with Schlumberger ▪ Closed Eagle Ford acquisition for $15.5 million adding 600-700 boed of production and 3.0 mmboe of proved reserves ▪ FY2016 production of 7,000-7,500 boepd and exit rate of 9,500 - 10,500 boepd ▪ Development program expected to drive year-end proved reserves to 33-36 mmboe
Low cost structure	▪ 1H 2016 total cash costs(3) of $18.93/boe with plan to reduce to $13.00-$13.50/boe in 2H 2016 ▪ 1H 2016 total operating costs of $12.29/boe with plan to reduce to $9.00-$9.50/boe in 2H 2016 ▪ Current McMullen Eagle Ford drill and complete ("D&C") cost of ~$3.5 million per well(1)
Strong pro forma balance sheet	▪ $39 million in cash liquidity(2) ▪ Oklahoma asset sale expected in 2H 2016 ▪ Net debt(2) to EBITDA of 2.6x based on consensus 2016 EBITDA estimates ▪ Hedges covering 0.5 mmbls in 2016 at average floor of $50.62 and 1.4 mmbls hedged through 2019 at average floor of $49.79 ▪ Nasdaq trading beginning in Q3 2016 under ticker SNDE

(1) 5000' type well in the Company's McMullen County Eagle Ford project, excludes facilities
(2) Cash liquidity as of June 30, 2016 plus net proceeds from second tranche of equity raise, less consideration paid for Eagle Ford acquisition, which closed in July 2016.
(3) Total cash costs consist of LOE + Prod Tax + cash G&A + Interest

SUNDANCE energy

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1) Executive summary 2) Asset overview 3) Financial overview 4) Appendix 6

Eagle Ford Core position in the western Eagle Ford Sundance holds a ~45,000 net acre position in South Texas targeting the Eagle Ford Exit rate 2016E production 9,500-10,000 boed 1P reserves of 27.4mmboe(1) •1P PV-10 of ~$251mm(1,2)  400 gross (323 net) undrilled Eagle Ford locations(3) Oil Window Cabot Newfield Chesapeake Volatile Oil & Net acres: ~19,500 Sundance acreage (1) (2) (3) (4) Reserve report based on Ryder Scott valuation (dated as of 1 January 2016) plus Eagle Ford acquisition completed on 29 July 2016. Includes facilities costs of $2.9mm and $700m of non-op interests in Maverick county Based on internal Company estimates (as of 1 August 2016) Excludes unallocated facility and other infrastructure costs totaling $9.7mm 7 •PDP PV-10 of ~$164mm(1) PVR Atascosa Position Targeting: Eagle Ford Net acres: ~5,500 Net remaining locations: 49(3) Gross wells completed: 8 2016E production: 200 - 250 boed PDP PV-10: ~$3.4 million(4) 1P PV-10: ~$18.9 million(4) BHP -PetrohawkChesapeake EOG Dimmit Position Targeting: Eagle Ford Net acres: ~19,000 Net remaining locations: 219(3) Gross wells completed: 9 2016E production: 1,000 – 1,100 boed PDP PV-10: ~$16.0 million(4) 1P PV-10: ~$28.3 million(4) GOR < 750Carrizo Chesapeake Anadarko Talisman Condensate Window SM-Energy McMullen/Live Oak Position Targeting: Eagle Ford Net remaining locations: 56(3) Gross wells completed: 69 2016E production: 5,100 – 5,350 boed PDP PV-10: ~$150.2 million(4) 1P PV-10: ~$213.9million(4) Dry Gas Window N 50 miles

Asset Overview McMullen, Atascosa and Live Oak Counties Premier Western Eagle Ford Position Active Eagle Ford Operators  79 PDP wells  Refrac program expected to begin Q3 2016  Track record of improving recoveries  3 DUCs  6,000 ft average lateral length  138 gross (105 net) remaining undrilled 3P locations 6,800 ft average lateral length  Cumulative Oil Production (1) 400 SEA Type Curve 350 300 250 200 150 100 50 0 1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52 55 58 Months on Production (1)All wells normalized to 7,570 feet 8 Cumulative Oil Production (MBbl) Sundance acreage Farmout-JV acreage EGFD Producers Cabot Carrizo Chesapeake Conoco EOG Marathon Murphy BHP Pioneer Sundance Energy Swift Talisman Atascosa McMullen Live Oak N 5 miles

McMullen County Operator Comparison Operational excellence 400 3,000 Median BOEPD, 1st 180 days(1)  McMullen County peer review utilizing public data from approximately 500 recent completions 300 2,000 200 1,000 100  Main selection criteria included wells completed from January 2014 to present with 180 days of production and a GOR < 6,000 15 - - Oper AVG BOEPD # Wells Median BOEPD lbs prop/GPI 400 3,000 Median BOPD, 1st 180 days(1) 300  Sundance outperformed most competitors in the county, second out of the group on a boepd basis and third out of the group on a bopd basis 2,000 200 1,000 100 - - Oper AVG BOPD # Wells Median BOPD lbs prop/GPI Source: IHS (1)All wells normalized to 5000 ft. GPI (2)Operator group consists of Abraxas, Carrizo, Chesapeake, Cheyenne, Comstock, Conoco, EOG, Hunt Oil, Marathon, Murphy, Sanchez, Swift, and Talisman 9 BOPD BOEPD lbs prop/GPI [#/ft] lbs prop/GPI [#/ft] 15 82 16 36 80 110 16 3 9 58 16 24 17 5 82 36 16 80 16 110 24 9 3 58 5 16 17

Eagle Ford – Play Economics McMullen County Type Curve Normalized Performance(2) McMullen Type Curve EUR , MBOe 476 Well Cost , $M 5,670 Type Curve IRR Price Sensitivity 100 10 IRR , %(1) 45.0 80 8 60 6 EUR , boe/ft 67 40 4 20 2 PV10, M$ 3,045 0 0 35.00 40.00 50.0060.00 NYMEX _ WTI , $/bbl 70.00 80.00 (1) (2) (3) IRR, 50 $/bbl Oil, 2.50 $/mcf Gas, 30% WTI NGL Performance normalized to type curve lateral length Type curve lateral length represents the average lateral length of remaining locations 10 IRR % Payout , years Avg. Lateral Length , ft7,125 Oil EUR , bo/ft55 IRR PayOut Operating Expenses , $/boe1.50 – 3.11 IP , bo/d611 Oil EUR , MBO390

Asset Overview

Dimmit County

Upside in Large Contiguous Position

- Substantial recoverable oil-in-place
  - Program targeting two distinct targets in the Lower Eagle Ford
    - Upper-Lower Eagle Ford: ULEF
    - Lower-Lower Eagle Ford: LLEF
  - 330' inter-well spacing in chevron pattern – significant remaining inventory +260 locations.
    - 128 locations in ULEF
    - 134 locations in LLEF
    - 8,000 ft average lateral length
- 2015 / 2016 assessment & development focus
  - 2015: 2 completions testing 330' spacing and ULEF & LLEF
  - 2016: 3 completions
- Positive results from the 2015 & 2016 campaign point toward economic prospectively of 330 ft infill development
  - Wells have not exhibited signs of interference
  - Good flow capacity estimated through RTA
- 2016 Activity (completions) focused on optimizing recovering and maximizing returns

Remaining Potential – Drilling Inventory



2016
2015
Wells
2016
N
2 miles
LEGEND
Sundance Acreage
Upper-Lower Eagle Ford
Lower-Lower Eagle Ford

Chevron Pattern



80'
330'
660'
U LEF
L LEF

SUNDANCE energy

ULEF: Upper-Lower Eagle Ford
LLEF: Lower-Lower Eagle Ford
RTA: Rate Transient Analysis

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Eagle Ford – Play Economics Dimmit County Type Curve Cumulative Oil Production (2) Dimmit Type Curve 250 200 150 EUR , MBOe 529 100 50 Well Cost , $M 5,945 0 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 Months on Production Type Curve IRR Price Sensitivity IRR , % (1) 17.4 80 10 8 60 6 EUR , boe/ft 66 40 4 20 2 PV10, M$ 1,137 0 0 35.00 40.00 50.00 60.00 70.00 80.00 NYMEX _ WTI , $/bbl (1) (2) (3) NYMEX Strip as of 11 May 2016 Performance normalized to 7,000 ft lateral Type curve lateral length represents the average lateral length of remaining locations 12 IRR % Cumulative Oil Production (MBbl) PayOut , years Avg. Lateral Length , ft7,992 Oil EUR , bo/ft33 IRR PayOut Operating Expenses , $/boe1.33 – 2.49 IP , bo/d320 Oil EUR , MBO260 SEA & Offset Operators Type Curve

1) Executive summary 2) Asset overview 3) Financial overview 4) Appendix 13

Pro Forma Capitalization Eagle Ford Peer Group(2) Leverage Ratio(3) Capital Structure 7.0 Capital Structure Cash(1) $ millions 39.1 6.2 6.0 5.0 Other current assets(4) 43.1 Total Current Assets $ 82.2 4.0 2.6 3.0 Revolver debt Term debt 67.0 125.0 2.0 1.0 Total Long Term Debt $192.0 - - Peer 1 SEA Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Total Shareholders' Equity(1) $ 216.5 Oil Hedges 800,000 $65 $60 $55 $50 $45 600,000 400,000 200,000 - $40 2H 2016 FY2017 FY2018 FY2019 Bbls hedged Ave Ceiling Ave Floor Price (1) (2) (3) (4) Preliminary (unaudited) 30 June 2016, pro forma for net proceeds from capital raise less Eagle Ford Acquisition Peer group includes Abraxas, Carrizo, Earthstone, Lonestar, Sanchez, and Swift Leverage ratio based on net debt divided by consensus 2016E EBITDA from GMP Securities Other Current Assets includes Assets Held for Sale of $27.3M, most of which are expected to be disposed of in 2H 2016 14 4.64.7 3.33.4

Pro Forma Guidance Production (boed) Oil, Gas and NGL Price Differentials(1) 12,000 10,000 8,000 6,000 4,000 2,000 - (4.50) (4.00) (3.50) (3.00) (2.50) (2.00) (1.50) (1.00) (0.50) - 35% 30% 25% 20% 15% 10% 5% 0% FY2015 Q1 2016A Q2 2016A Q3 2016E Q4 2016E FY2015 Q1 2016A Q2 2016A Q3 2016E Q4 2016E NGLs (% WTI) Base Upside Oil (vs WTI) Gas (vs HH) Pro Forma Capital Expenditures ($56.6M) Development Plan (Net Wells) 12.0 35.0 30.0 25.0 20.0 15.0 10.0 5.0 - 10.0 8.0 6.0 4.0 2.0 - Q1 2016A Q2 2016A Q3 2016E Q4 2016E Q1 2016A Q2 2016A Q3 2016E Q4 2016E SPUD Completions IP Development Facilities, Pumps, Infrastructure (1) NYMEX WTI and HH as at 11 May 2016 15 Oil & Gas Differential ($) NGL Price as a % of WTI 5.2 27.6 2.5 3.9 8.4 6.9 11.0 6.3 5.7 1.7 1.0 1.0 1.0 1.0 1,000 9,500 7,915 6,304 6,000 5,220

Cost Benchmarking Capital Expenditures per Well* Peer Group(1) Capital Expenditures per Well* 6.0 5.0 4.0 3.0 2.0 1.0 - 5.5 8.0 7.0 6.0 5.0 4.0 3.0 2.0 1.0 0.0 7.0 4.6 4.4 4.3 4.1 4.0 3.9 3.7 YE 2015 Q1 2016 Q2 2016 *Based on actual lateral length Peer 1 Peer 2Peer 3Peer 4Peer 5 SEA Peer 6 Peer 7 Drilling Completions Facilities & Pump *Normalized to 5,000 ft laterals Cash Operating Expenses(3) Peer Group(1) Cash Operating Expenses(2) (Q2 2016) 14.00 12.00 10.00 8.00 6.00 4.00 2.00 - 25.00 21.95 12.26 12.32 20.73 10.18 20.00 14.03 13.44 15.00 12.60 10.00 5.00 Q1 2016A Q2 2016A 2H 2016E FY 2016E - LOE Prod Taxes G&A Peer 1Peer 2 SEA Peer 3Peer 4Peer 5Peer 6 Peer 7 Source: (1) (2) (3) Peer data obtained from GMP Securities and peer financial statements Peer group includes Abraxas, Carrizo, Earthstone, Lonestar, Penn Virginia, Sanchez and Swift. Lonestar cash operating costs are as of Q1. Natural gas converted to boe on a price basis at 24.5:1 as opposed to energy equivalent basis of 6:1. Cash Operating costs incl LOE + Prod Taxes + G&A Natural gas converted to boe on a 6:1 energy basis 16 $M $ Per Boe $M Cost reductions already contracted; implementation in progress 17.4217.98 15.51 4.98 4.86 9.11 3.49 2.69 1.48 1.98 2.12 2.47 5.79 5.48 4.57 3.96 5.8 4.7 3.1 2.7 2.7 1.9 1.6 1.5

Summary High IRR development in existing Company assets  Development and acquisition plan expected to add 12.3 mmboe of Proved Reserves by year-end  Pro forma 2016E exit rate production of 9,500 – 10,500 boepd  $39 million liquidity at June 30, 2016(1)  (1) Cash as of June 30, 2016 plus net proceeds from second tranche of equity raise, less consideration paid in July 2016 for Eagle Ford acquisition. 17

1) Executive summary 2) Asset overview 3) Financial overview 4) Appendix 18

Executive summary Management team Eric McCrady, Managing Director & CEO Eric was appointed CEO in April 2011 and Managing Director of the Board in November 2011. He served as CFO from June 2010 until becoming CEO. Eric has over 15 years of entrepreneurial experience with an extensive track record in investment evaluation and management, acquisitions and divestitures, strategic planning, general management, risk management, and capital formation with companies including The Broe Group, a private investment firm, GE Capital and American Coin Merchandising. Cathy Anderson, Chief Financial Officer Cathy was appointed CFO in December 2011. Cathy is a Certified Public Accountant with over 30 years experience, primarily in the oil and gas industry, in budgeting and forecasting, regulatory reporting, corporate controls, financial analysis and management reporting with various public and private companies including Key Production (predecessor of Cimarex), OptiGas and Arthur Andersen. Grace Ford, Chief Operating Officer Grace was appointed Chief Operating Officer in August 2015 and VP of Exploration and Development in March 2013. She served as VP of Geology from September 2011. Grace has over 20 years of technical experience focused on geology resource play evaluation and development, exploration, well and completion design, and reservoir characterization with companies including EOG Resources, Baytex Energy USA and Marathon. Mike Wolfe, Vice President, Land Mike was appointed VP of Land in March 2013. He served as Senior Land Manager from December 2010. Mike has over 30 years of senior land management experience including field leasing, acquisitions and divestitures, title, lease records, and management of a multi-rig drilling program with companies such as Cimarex and Texaco. Trina Medina, Vice President, Reservoir Engineering Trina was appointed VP of Reservoir Engineering in September 2015. Trina has over 20 years of broad reservoir engineering experience focused across conventional, unconventional and secondary recovery evaluation and development projects, including corporate reserves with companies such as Newfield, Stone Energy Corp, PDVSA (PDVSA E&P). Trina is a member and reviewer for SPEE. 19

Asset overview

Mississippian Lime - Woodford Overview

Key Points

- ~32,000 gross acres / ~18,500 net acres
  - ~82% of developed acreage position is operated
  - Average operated WI of 87.6% / NRI of 70.6%
- Sundance Energy's (SE) leasehold overlaps with White Star, Stephens & Red Bluff
- 20 producing SE operated horizontal wells and 3 DUCs
  - Mississippian: 13 producing, 2 DUCs
  - Woodford: 7 producing, 1 DUC
- Utilization of horizontal technology to reduce risk in the conventional Mississippian Lime
- Drilling and completion changes have reduced AFEs by 23% as of 1 October 2014
  - Current D &C AFE sub-$2M
- 6 core development areas (pods) with infrastructure in place
  - 6 company operated SWD wells in place and disposal arrangements established with other operators outside of development pods
  - Electric in place for 100% of the producing wells drilled to date

Mississippi Lime – Woodford Operators



LEGEND
SE Acreage
Development Pods
X SE SWD wells
Horizontals by Operator
White Star
Red Bluff
Stephens
Sundance Energy
N
6 mi

SUNDANCE energy
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Hedge Summary 21 HEDGE CONTRACTS PRICING OILBoe BblPer Day FloorCeiling 2H 2016493,0682,694 Bbls of oil hedged for 201650.6256.83 2017738,0002,022 Bbls of oil hedged for 201748.1760.04 2018384,0001,052 Bbls of oil hedged for 201850.6358.50 2019264,000723 Bbls of oil hedged for 201953.1353.13 $50.01 $57.97 GASBoe McfPer DayFloorCeiling 2H 20161,020,000929 Boe of gas hedged for 20162.542.79 20171,320,000603 Boe of gas hedged for 20172.853.20 2018930,000425 Boe of gas hedged for 20183.003.52 2019360,000164 Boe of gas hedged for 20193.274.65 $2.84 $3.31 3,630,000 1,879,068

Reserve summary(1,2) Net proved reserves as of 1 January 2016 Oil (mbbls) NGL (mbbls) Gas (mmcf) Total (mboe) PV-10 ($mm) PDP Texas Oklahoma 6,124 595 1,652 545 11,362 3,213 9,670 1,675 $145.3 $15.5 Total PDP PDNP 6,719 2,197 14,575 11,345 $160.8 Total PDNP PUD - - - - ($0.1) Texas Oklahoma 11,074 90 1,447 53 13,106 314 14,705 196 $81.7 $1.1 Total PUD 11,164 1,500 13,420 14,901 $82.8 PV-10 hedge value (2) $11.3 1P PV-10 by category 1P reserves by category 1P reserves by commodity OK PUD 1% OK PDP 6% OK PDP 6% OK PUD 0% Gas 18% Total: 26.2mmboe Total: 26.2mmboe Total: $243mm TX PUD 34% NGL 14% TX PDP 37% TX PUD 56% Oil 68% TX PDP 60% (1)Reserve report based on Ryder Scott valuation (dated as of 1 January 2016) (2)Includes mark-to-market PV-10 hedge value of $11.3 mm as of 31 December 2015 22 Total asset value$254.7 Total proved 17,8833,69727,99526,246$243.4

Definitions Adjusted EBITDAX is defined as earnings before interest expense, income taxes, depreciation, depletion and amortization, property impairments, gain/(loss) on sale of non-current assets, exploration expense, non-cash share-based compensation, loss on debt extinguishment, restructuring charges, and gains and losses on commodity hedging, net of settlements of commodity hedging. “boe” is defined as barrel of oil equivalent, using the ratio of 6 mcf of Natural Gas to 1 bbl of Crude Oil. This is based on energy conversion and does not reflect the current economic difference between the value of 1 MCF of Natural Gas and 1 bbl of Crude Oil. Capital costs used in this report were provided by Sundance and are based on authorizations for expenditure and actual costs from recent activity. “DUCs” are defined as wells drilled, but uncompleted. “EUR” defined as estimated ultimate recovery. “FPD” defined as first production date. Future net revenue is after deductions for Sundance's share of production taxes, ad valorem taxes, capital costs, and operating expenses but before consideration of any income taxes. “PV10” is defined as the discounted Net Revenues of the Company’s reserves using a 10% discount factor. “GPI” defined as gross perforated interval. “m” is defined as a thousand. “mm” or “MM” are defined as a million. “mboe” is defined as a thousand barrels of oil equivalent. “mmboe” is defined as a million barrels of oil equivalent. Operating costs used in this report are based on operating expense records of Sundance. Reserves are estimated in US dollars. “SPP” defined as Share Purchase Plan. “1P Reserves” or “Proved Reserves” are defined as Reserves which have a 90% probability that the quantities actually recovered will equal or exceed the estimate. “PUDs” or “Proved Undeveloped Reserves” and “PDP” and Proved Developed Producing” are defined as Proved developed and Undeveloped Reserves which have a 90% probability that the quantities actually recovered will equal or exceed the estimate (respectively). “Probable Reserves” are defined as Reserves that should have at least a 50% probability that the actual quantities recovered will equal or exceed the estimate. “2P Reserves” are defined as Proved Reserves plus Probable Reserves. “Possible Reserves” are defined as Reserves that should have at least a 10% probability that the actual quantities recovered will equal or exceed the estimate. “3P Reserves” are defined as Proved Reserves plus Probable Reserves plus Possible Reserves. 23